June 26, 1998


 The Persons Listed on
   Schedule I hereto

 Re:  Partners First Credit Card Master Trust
      $528,000,000 Class A Series 1998-3 Floating Rate Asset Backed Securities $113,000,000 Class B Series 1998-3 Floating Rate Asset Backed Securities

 Ladies and Gentlemen:

           You have requested our opinion as to certain federal and state income tax consequences of the issuance of securities pursuant to the Amended and Restated Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of June 26, 1998, among the Partners First Receivables Funding, LLC, a Delaware limited liability company, as the transferor (the "Transferor"), Partners First Holdings, LLC, a Delaware limited liability company, as servicer ("Holdings") and The Bank of New York, as trustee (the "Trustee") (the "Pooling and Servicing Agreement") of the Partners First Credit Card Master Trust (the "Trust"), as supplemented by the Series 1998-3 Supplement (the "Series 1998-3 Supplement"), dated as of June 26, 1998, between the Transferor, Holdings and the Trustee (such Pooling and Servicing Agreement, together with the Series 1998-3 Supplement, hereinafter collectively referred to as the "Agreement").(5) Specifically, you have asked us whether the Class A Series 1998-3 Floating Rate Asset Backed Securities (the "Class A Securities") and the Class B Series 1998-3 Floating Rate Asset Backed Securities (the "Class B Securities" and, together with the Class A Securities, the "Offered Securities") purchased by investors will be characterized as indebtedness for federal income tax purposes and for Delaware and New York state income tax purposes and whether the Trust will be classified as an association (or a publicly traded partnership) taxable as a corporation.

 ------------------------
 (5) Each capitalized term used and not otherwise defined herein shall have the beaming assigned to such term in the Agreement.

      In connection with your request, we have examined and relied upon (i) the prospectus, dated June 22, 1998, and the prospectus supplement, dated June 22, 1998, for the Securities (such prospectus and prospectus supplement being hereinafter referred to as the "Prospectus"); (ii) the Registration Statement on Form S-3 (Nos. 333-29495 and 333-29495-01) relating to the Trust; (iii) the Agreement; and (iv) such other documents as we have deemed material to the opinions set forth herein. Our opinions are based on, among other things, the initial and continued accuracy of the information, statements, representations, and covenants contained in the Agreement, and the other documents referred to herein, and we have assumed that all parties to such documents will comply with their obligations thereunder and that all such documents are enforceable according to their terms.

      Our opinion is also based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings, judicial decisions, proposed, temporary, and final Treasury regulations, and other applicable authorities. The statutory provisions, regulations, and interpretations upon which our opinions are based are subject to change, and such changes could apply retroactively. In addition, there can be no assurance that positions contrary to those stated in our opinion may not be asserted by the Internal Revenue Service.

      In our opinion, under current law as of the date hereof: (i) the Offered Securities will constitute indebtedness for federal income tax purposes and for Delaware and New York state income tax purposes and (ii) the Trust will not be classified as an association (or a publicly traded partnership) taxable as a corporation for federal income tax purposes.

 III. Federal Income Tax Characterization of the Securities.

           The Series 1998-3 Securities will consist of the Class A Securities, having an initial principal amount of $528,000,000, the Class B Securities having an initial principal amount of $113,000,000, the Collateral Interest, having an initial principal amount of $67,000,000, and the Class D Securities having an initial principal amount of $42,000,000. The Class A Securities and the Class B Securities will be sold initially to
 Merrill Lynch, Pierce, Fenner & Smith Incorporated.   The Collateral
 Invested Amount (which is subordinate to the Class A Securities and Class B Securities) will be purchased by Union Bank of Switzerland, New York Branch and will be subject to transfer restrictions. In addition, the Trust will issue the Transferor Security to the Transferor. The Transferor Security represents an equity interest in the Receivables retained by the Transferor. Because the Transferor and its immediate parent are both single member LLCs, each of them will be disregarded for federal income tax purposes and the Transferor Security will be treated as owned by Partners First Holdings, LLC ("Holdings"). In addition, because Partners First Funding LLC, ("Funding") is also a single member LLC owned by Holdings, any interest in the Receivables held by Funding will be treated as held by Holdings for federal income tax purposes.

      A. Economic Substance of the Transaction. If the economic substance of a transaction differs from the form in which it is cast, except in certain limited circumstances (see discussion below), the substance, rather than the form, governs the federal income tax consequences of the transaction. Gregory v. Helvering, 293 U.S. 465 (1935); Helvering v. F. &
 R. Lazarus & Co., 308 U.S. 252, aff'g, 101 F.2d 728 (6th Cir. 1939); Gatlin
 v. Commissioner, 34 B.T.A. 50 (1936).

           Whether the Offered Securities are in substance debt or ownership interests in the Receivables is based on a determination of which party to the transaction holds the "substantial incidents of ownership." The courts have identified a variety of factors that must be considered in making that determination. See, Town & Country Food Co. v. Commissioner, 51 T.C. 1049
 (1969), acq., 1969-2 C.B. xxv; United Surgical Steel Co. v. Commissioner, 54 T.C. 1215 (1970), acq., 1971-2 C.B. 3; G.C.M. 39584 (December 3, 1986).
 In the context of this transaction, the most important considerations are:
 (i) whether the Transferor bears the burdens of ownership (i.e., the risk of loss from the Receivables) and (ii) whether the Transferor retains the benefits of ownership (i.e., the potential for gain from the Receivables). The following discussion considers these as well as other relevant factors and demonstrates that each factor supports characterization of the Offered Securities as debt.

           1. The Burdens of Ownership are Not Borne by holders of Offered Securities. The principal burden of ownership with respect to the Receivables is risk of loss arising from defaulted payments and changes in interest rates. These risks, under all reasonable default scenarios, are not borne by the holders of Offered Securities.

           Defaults on the Receivables that are allocable to the Class A Securityholders will first be absorbed by Excess Spread, Excess Finance Charge Collections and Redirected Principal Collections. Based on the historical performance of the assets, a present value calculation prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated indicates that (i) the net present value of the Excess Finance Charge Collections, discounted at the weighted average of the Class A Interest Rate, the Class B Interest Rate, and the Collateral Rate(6), and assuming that LIBOR remains at its rate as of the date of such present value calculation (and including the cash provided by the Yield Supplement Account), would be as much as 17.91% of the sum of the Class A Invested Amount, the Class B Invested Amount, and the Collateral Invested Amount and the Class D Invested Amount plus such net present value. Redirected Principal Collections from the Collateral Invested Amount and the Class D Securities would then be available to protect the Class A Securityholders and Class B Securityholders against default losses.

 ---------------------------
 (6) Because the Class D Securities will not be characterized as debt and is subordinated to the other classes, it seems appropriate to describe the spread in terms of the Class A Securities, Class B Securities and the collateral Invested Amount.

           Defaults on the Receivables that are allocable to the Class B Securityholders will be absorbed by Excess Spread, Excess Finance Charge Collections and Redirected Principal Collections (to the extent available after absorption of defaults allocated to the Class A Securityholders).

           In reasonable interest rate scenarios, the Transferor bears the risk that the interest rate on the Offered Securities will exceed the interest income earned on the Receivables because the Transferor is ultimately entitled to receive Excess Finance Charge Collections. A Payout Event will occur if the average Portfolio Yield for any three consecutive Monthly Periods is reduced to a rate that is less than the average Base Rates for such three consecutive Monthly Periods.

           The "Base Rate" is, in general terms, the rate that would be necessary to fund interest on the Offered Securities, the Collateral Interest, and the portion of the Servicing Fee allocable to investors, and the "Portfolio Yield" is, in general terms, the yield allocable to the Investor Interest for the month, calculated on a cash basis after taking into account defaults. A Pay Out Event will occur automatically (without a vote of the Securityholders) if the portfolio does not continue to provide sufficient funds allocable to the Offered Securities and the Collateral Interest to make payments on the Offered Securities and the Collateral Interest, and pay the portion of the Servicing Fee allocable to investors, for three consecutive Monthly Periods.

           Finally, the likelihood of the Securityholders bearing any actual loss is remote, since such losses would occur only if Excess Finance Charge Collections as well as Redirected Principal Collections with respect to the Class D Invested Amount and the Collateral Invested Amount were both exhausted. Furthermore, the Class A Securities will be rated "Aaa" and the Class B Securities will be rated "A1" by Moody's Investors Service, Inc.; the Class A Securities will be rated "AAA" and the Class B Securities will be rated "AAA" and the Class B Securities will be rated "A" by Standard & Poor's Ratings Services; and the Class A Securities will be rated "A" by Fitch IBCA, Inc. Such ratings indicate a strong likelihood that all interest and principal will be paid and that the Securityholders do not bear the risk of loss associated with ownership of the Receivables.

           2. The Benefits of Ownership are not Transferred to Securityholders. If market interest rates for comparable receivables decrease in relation to the yield on the Receivables, the Receivables will increase in value. If interest rates remain constant, but customers take a longer period of time to pay their principal balances, the value of the Receivables will also increase because the Transferor will continue to receive the yield on the Receivables over a longer period of time. Regardless of interest rates, a change in customer payment patterns resulting in fewer defaults than expected based on historical experience will also increase the value of the Receivables. Any increase (to the extent permitted by applicable law and the terms of the Agreement) in the rate at which interest is assessed on the Accounts will also increase the value of the Receivables and the amount of Excess Finance Charge Collections.

           The Agreement provides that the rate of return to the Securityholders (0.13% over LIBOR in the case of the Class A Securities and 0.36% over LIBOR in the case of the Class B Securities) is set at the time of the issuance of the Offered Securities; in contrast, finance charges payable with respect to certain Receivables will adjust periodically according to an index while finance charges payable with respect to the balance of the Receivables will be determined at a fixed rate which is expected to exceed the interest rate on the Securities. Holdings, as the owner for tax purposes of the assets of the Transferor and Funding, receives the remaining proceeds from the Receivables (after payment of fixed costs); consequently, all of the benefit of any increase in the value of the Receivables or in the Excess Finance Charge Collections will inure to the Transferor rather than to the holders of the Offered Securities.

           3. Other Factors. A number of other factors support the conclusion that the Offered Securities are in substance debt. The terms of the Receivables differ materially from the terms of the Offered Securities with regard to their respective interest rates and maturity dates. The Transferor will retain control and possession of the Receivables.
 Holdings, as Servicer, is responsible for servicing, management, collection and administration of the Receivables and will bear all costs and expenses incurred in connection with such activities, although an amount to compensate the Servicer for collection activity is permitted by the Agreement to be periodically withdrawn by the Servicer from the assets held by the Trust to secure the Offered Securities. The obligors on the Receivables will not be notified of the transfer of the Receivables to the Trust. The Trustee, on behalf of the Securityholders, has the right to inspect the Servicer's documentation on the Receivables, a right which is common in loan transactions. In addition, Holdings, as Servicer, collects the Receivables without significant supervision by the Trustee or Securityholders. The foregoing additional factors support the conclusion that the transactions described in the Agreement constitute loans made by the Securityholders.

      B. Form versus Economic Substance. There is a series of cases that have been interpreted to stand for the proposition that the Internal Revenue Service may require a taxpayer to be bound by the form of a transaction and which preclude the taxpayer from arguing that the form of a transaction should be disregarded in favor of the economic substance of the transaction. See, e.g., Commissioner v. Danielson, 378 F.2d 771 (3rd Cir.), cert. denied, 389 U.S. 858 (1967)(purchase agreement expressly allocated consideration to a covenant not to compete; however, taxpayer reported the entire amount as proceeds from the sale of capital assets; held: the taxpayer could not contradict the form of the agreement and attack the allocation to the covenant not to compete except in cases of fraud, duress or undue influence); Spector v. U.S., 641 F.2d 376 (5th Cir.
 1981)(pursuant to a written agreement, a partnership deducted Section 736 guarantee payments to a withdrawing partner but the partner, contrary to the terms of the agreement treated such payments as Section 741 capital gain payments realized upon the sale of the partnership interest; held: payments were Section 736 ordinary income); Sullivan v. U.S., 618 F.2d 1001 (3d Cir. 1980)(taxpayer disavowed original allocation of purchase price between land and agreements to lease space in a shopping mall to be built on the land when, upon audit, the gain on the sale of the leases was held to be short-term capital gain; held: contract allocations must be respected).

           The Danielson line of cases covers diverse transactions that are highly fact specific and difficult to summarize. In general, these cases involve taxpayers who, contrary to the written documents, later adopt inconsistent positions regarding (i) the allocation of purchase price, (ii) the valuation of assets or (iii) the character of income or gain to the detriment of the Treasury. None of these cases is directly applicable, however, to the facts of the transactions described in the Agreement. Unlike the Danielson line of cases, the Securityholders, the Servicer, and the Transferor do not have adverse economic interests with respect to the Offered Securities.

           In addition, the form of the transaction is consistent with characterization of the Offered Securities as debt. Accordingly, these authorities are not applicable to the transaction and will not cause the transaction to be treated as a sale of an interest in the Receivables to the holders of the Offered Securities. An analysis of the following demonstrates that the form of the transaction is consistent with the characterization of the transaction as an issuance of debt not as a sale of the Receivables to Securityholders.

           1. The Prospectus, the Agreement and the Offered Securities state that the Securityholders, Security Owners and the Transferor will treat the transaction as a financing for federal and state income tax purposes.

           2. The Offered Securities will state that they represent an "undivided interest" in the Trust. However, the rights of a Securityholder are only to receive payments of interest at the applicable Interest Rate on the outstanding amount of the Offered Securities and repayment of the par amount of the Offered Securities on or prior to their maturity dates. The Offered Securities will not provide the Securityholders with any specific rights in any Receivable, but rather will provide only for rights to cash flow from the Receivables pool. Moreover, upon fulfillment of certain conditions, the Transferor may add additional accounts to, or remove accounts from, the pool of accounts the Receivables in which secure the Offered Securities.

           3. Although the Offered Securities state that they represent an "undivided interest" in the Trust, during the Amortization Period, the allocation of Principal Receivables to the Offered Securities will be disproportionately large in comparison to the Floating Percentage. In addition, certain collections of principal allocable to other Series of securities may be available to make payments of principal on the Offered Securities.

           Furthermore it is difficult to distinguish clearly between "form," "substance," and nomenclature. The language in the Agreement that could be read to suggest that a sale to the Trust is intended has no effect on the contractual rights of the parties. Regardless of whether "sale" language or "pledge" language is employed in the Agreement, the economic rights of the Securityholders are not affected. See Frank Lyon Co. v. U.S., 435 U.S. 561, 583-84 (1978)(form is the structure of the underlying economic transaction); Freesen v. Commissioner, 798 F.2d 195 (7th Cir.
 1986), rev'g 84 T.C. 920("form" must be distinguished from nomenclature); Coulter Electronics, Inc. v. Commissioner, 59 T.C.M. 350 (1990), aff'd, 943 F.2d 1318 (11th Cir. 1991).

           If certain aspects of the transaction should be determined to be inconsistent with treatment of the Offered Securities as debt and the form of the transaction is therefore ambiguous, numerous cases hold that the economic substance of the transaction controls the transaction's characterization. Elrod v. Commissioner, 87 T.C. 1046, 1065 (1986); Smith
 v. Commissioner, 82 T.C. 705, 713 (1984); Morrison v. Commissioner, 59 T.C. 248, 256 (1972), acq., 1973-2 C.B. 3; Kreider v.Commissioner, 762 F.2d.
 580, 588 (7th Cir. 1985); Comdisco, Inc. v. U.S., 756 F.2d. 569, 578 (7th
 Cir. 1985). In such circumstance, it would be inappropriate to restrict taxpayers to the "four corners" of their document, since the written instrument by its own terms, is unclear. "The Danielson rule . . . [is not] applicable to exclude parol evidence offered with respect to an ambiguous document." Elrod, supra at 1066. Accordingly, if the form of the transaction is deemed to be ambiguous, a court would look to evidence of the transaction's economic substance to determine its character.

      C. Divergent Accounting Treatment. In Notice 94-47, 1994-1 C.B. 357, the Internal Revenue Service has taken the position that the fact that an instrument is intended to be treated differently for tax purposes than for other purposes, including regulatory accounting purposes, is a key factor to be considered in determining whether the instrument should be characterized as debt or equity for federal income tax purposes. That factor, however, does not by itself determine the classification of the instrument for tax purposes; accordingly, the fact that the Transferor intends to report the transaction as a sale of the Receivables to Securityholders for certain regulatory and financial accounting purposes does not by itself control the result for tax purposes.

           Indeed, the Supreme Court has frequently rejected the proposition that the financial accounting treatment of a transaction controls its tax treatment. For example, in Cottage Savings Ass'n v. Commissioner, 499 U.S. 554 (1991), rev'g 890 F.2d 848 (6th Cir. 1989), rev'g 90 T.C. 372 (1988),
 reciprocal "sales" of mortgage loans were respected as sales for federal income tax purposes (permitting thrifts to realize losses that produced loss carrybacks and tax refunds) even though such transactions were not treated as sales for regulatory accounting purposes. Thus, thrifts were able to generate tax losses without such losses being reflected on their financial statements for regulatory accounting purposes.(7)

 ----------------------------
 (7) It should be noted that in Cottage Savings the legal form of the transaction (which was a sale) was respected. Thus, the taxpayer was not asserting a tax position inconsistent with the form of the transaction. Here, the language describing the transfer of the Receivables to the Trust is ambiguous.

           Several other Supreme Court cases demonstrate that divergence between tax and financial accounting is not uncommon. Thor Power Tool Co.
 v. Commissioner, 439 U.S. 552, 538-44 (1979)(company's inventory deductions for financial accounting purposes were disallowed for federal income tax purposes--"any presumptive equivalency between tax and financial accounting would be unacceptable"); Commissioner v. Hansen, 360 U.S. 446
 (1959)(reserve to cover contingent liability in event of nonperformance of guaranty); Lucas v. American Code Co., 280 U.S. 445 (1930)(reserve to cover expected liability on contested lawsuit). See also Frank Lyon Co. v. United States, supra, at 577 (financial accounting treatment of a mortgage reflected the taxpayer's proper tax treatment of a sale-leaseback transaction although tax and accounting treatment "need not necessarily be the same").

                                    *

           Based on the foregoing, although there is no authority directly applicable to the facts of this transaction, in our opinion the substance of the transaction is consistent with the characterization of the Offered Securities as debt, and the Offered Securities will properly be treated as debt for federal income tax purposes.

 IV.  Characterization of the Trust.

           The use of a trust form of issuer raises a number of issues regarding its proper characterization for federal income tax purposes. In many respects, the Trust is similar to trusts established to hold collateral pledged as security in connection with lending transactions. If interests in the Trust which are not held by the Transferor are treated as debt for federal income tax purposes, the Trust will be disregarded for federal income tax purposes, and will be characterized instead, as a mere security arrangement. Treas. Reg. section 1.61-13(b); Rev. Rul. 76-265, 1976-2 C.B. 448; see also Rev. Rul. 73-100, 1973-1 C.B. 613 (domestic corporation's transfer of securities to Canadian security holder, to secure liabilities to policyholders in Canada, does not create a trust where discretionary powers retained by corporation); Rev. Rul. 71-119, 1971 C.B. 163 (settlement fund administered by "trustee" not a trust).

           The Trust will, however, also issue the Collateral Interest to third parties concurrently with the issuance of the Offered Securities. If the Collateral Interest was ultimately not characterized as debt, it would be characterized as an interest in a partnership based on the following analysis.

           If the Collateral Interest is viewed as an equity interest in the Trust, the Trust would be subject to the rules of entity classification under Section 7701 of the Code and the Treasury regulations thereunder. Under these rules, a "business entity" with at least two members is classified as a partnership unless (i) it is required to be classified as a corporation or (ii) it affirmatively elects to be classified as an association taxable as a corporation. Treas. Reg. section 301.7701-3(a). In this case, the Trust would have at least two members: The Transferor and the holder of any interest in the Trust not characterized as indebtedness for federal tax purposes. In addition, the Trust is not one of the kind of entities which are required to be classified as a corporation under Treas. Reg. section 301.7701-2(b). Thus, assuming the Trust would not elect to be classified as an association taxable as a corporation, it would be classified as a partnership.(8)

 -------------------------
 (8) This discussion also assumes that the Trust is a "business entity." Generally, the term "business entity" means an entity recognized for federal tax purposes as a separate entity which is not classified as a trust under the Code. Treas. Reg. section 301.7701-2(a).

                                    *

           Accordingly, based on the foregoing and assuming the Trust does not elect to be classified as an association taxable as a corporation, the Trust would be characterized as a partnership for federal income tax purposes.

           Publicly Traded Partnership.

           Under Section 7704 of the Code, a partnership will constitute a "publicly traded partnership" taxable as a corporation if interests in the partnership are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof).

           Treas. Reg. section 1.7704-1 provides a "safe harbor" from treatment as a publicly traded partnership if (i) no interest in the partnership is "traded on an established securities market," (ii) (subject to certain exceptions) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933 and (iii)(subject to certain exceptions) the partnership does not have more than one hundred partners at any time during the taxable year of the partnership. Based on a representation of the Transferor, it is our understanding that there are not today, and have not been at any time during the currrent taxable year, more than one hundred holders of the Transferor Interest, or any interests in the foregoing or of other interests in the Trust, or securities secured by interests in the Trust, with respect to which an opinion was not rendered that such interests will be treated as debt for federal income tax purposes, nor are such interests "traded on an established securities market." Moreover, the Loan Agreement, contains provisions intended to limit the total number of holders of the Collateral Interests and similar interests in the Trust to less than 100, and the CA Investors covenant to restrict transfers of such interests in a manner so as to prevent such interests from being "traded on an established securities market." Accordingly, as of the date hereof, the Trust is not a "publicly traded partnership" taxable as a corporation. There is no assurance that the Trust would not be treated as a publicly traded partnership taxable as a corporation in the future if the total number of holders of interests in the Trust that are not properly classified as debt were to exceed one hundred, or if any of such interests were deemed to be "traded on an established securities market."

 III. Delaware and New York Income Tax Characterization of the Offered
      Securities.

           In rendering the following opinion regarding state taxation in Delaware and New York, we have considered and relied upon the applicable provisions of the tax laws of Delaware and New York, the regulations promulgated thereunder, cases and administrative rulings and such other authorities as we have deemed appropriate.

           Based on the foregoing, although there is no authority directly applicable to the facts of this transaction, in our opinion the substance of the transaction is consistent with the characterization of the Offered Securities as debt, and the Offered Securities will properly be treated as debt for Delaware income tax and New York Franchise Tax purposes.

                         *       *      *

           This opinion is being furnished to you solely for your benefit and is not to be used, circulated, quoted, or otherwise referred to for any purpose without our express written permission.

                                    Very truly yours,

                                    Skadden, Arps, Slate, Meagher & Flom LLP



                 SCHEDULE A TO OPINION DATED JUNE 26, 1998
         FOR PARTNERS FIRST CREDIT CARD MASTER TRUST, SERIES 1998-3

 Fitch IBCA, Inc.
 One State Street Plaza
 New York, New York  10004

 The Bank of New York,
 as Trustee
 101 Barclay Street 12E
 New York, New York 10286

 Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representative of the several Underwriters
 World Financial Center - North Tower
 250 Vesey Street
 New York, New York 10281-1352

 Moody's Investors Service, Inc.
 99 Church Street, 4th Floor
 New York, New York 10007

 Standard & Poor's Rating Service, Inc.
 25 Broadway, 15th Floor
 New York, New York 10004